February 12, 2020

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Meten EdtechX Education Group Ltd. Registration Statement on Form F-4 Filed January 9, 2020 File No. 333-235859

Ladies and Gentlemen:

On behalf of Meten EdtechX Education Group Ltd. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated February 7, 2020, relating to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”). For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold and italics, and set forth the Company’s response in regular font immediately thereafter.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Registration Statement on Form F-4 filed January 9, 2020

Background of the Merger, page 76

1.	Please enhance your disclosure to provide a discussion of any alternative transaction(s) considered by EdtechX, other than the present transaction. For example, provide more detail about your business and financial due diligence concerning the two targets that you signed letters of intent with, including information regarding the contemplated structure and financial parameters of these potential business combinations.

We have revised the disclosure on page 76 of the Registration Statement as requested.

February 12, 2020

2.	Please expand the disclosure to include a more detailed description of the negotiations surrounding the material terms of the merger agreement and related agreements. In this regard, please discuss how the deal evolved, including the merger consideration, and how and why there is a two tier stock structure. Overall, your discussion should clearly convey how the parties settled upon the final terms and structure of the transaction.

We have revised the disclosure on pages 1, 10, 61,77 and 78 of the Registration Statement to provide a more detailed description of the negotiations surrounding the material terms of the merger agreement and related agreements as requested. We note, however, that the parties have determined not to adopt a two-tier share structure and this change is reflected in the revisions to the Registration Statement.

EdtechX’s Board of Director's Reasons for Approval of the Mergers, page 78

3.	Please revise your disclosure to identify your “financial advisors” and enhance your description of why the Board consulted with them and the role they played in helping the Board recommend the transaction to shareholders.

We have revised the disclosure on page 78 of the Registration Statement as requested.

4.	Please substantially enhance the disclosure around each of the factors identified in support of the Board’s decision to recommend the transaction. In this regard, it is not clear what aspect of each of the bullet points listed caused the Board to recommend the transaction.

We have revised the disclosure on pages 78 and 79 of the Registration Statement as requested.

Certain Forecasted Financial Information of Meten, page 79

5.	Please enhance your disclosure to address whether the projections reflect a significant difference in actual results, if or when known, as compared to the actual financial performance of Meten for this period.

We have revised the disclosure on page 80 of the Registration Statement as requested.

U.S. Holders

Tax Consequences of the Merger, page 84

6.	We note that you indicate that the merger “should qualify as an integrated exchange for U.S. federal tax purposes under Section 351” and “a holder of EdtechX stock should not recognize gain or loss upon exchange...” Please file a tax opinion supporting the material tax consequences to the shareholders as a result of the merger. See Item 601(b)(8) of Regulation S-K. If there is uncertainty regarding the tax treatment of the merger, counsel’s opinion should discuss the degree of uncertainty.

February 12, 2020

We respectfully advise the Staff that we do not believe that a tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K, and as such, we believe that no tax opinion on the material U.S. federal income tax consequences of the transaction is required to be filed in connection with the Registration Statement. We refer to Staff Legal Bulletin No. 19 at Section III.A.1, which states that “Item 601(b)(8) of Regulation S-K requires opinions on tax matters for…other registered offerings where ‘the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing,’” and in Section III.A.2, which states “[e]xamples of transactions generally involving material tax consequences include…mergers or exchange transactions where the registrant represents that the transaction is tax-free (e.g., spin-offs, stock for stock mergers).” We respectfully submit to the Staff that the disclosure in the Registration Statement is not meant to provide representations as to tax consequences of the transaction to any party and in fact, does not represent that the transaction will be a tax-free transaction. The tax section included in the Registration Statement is simply meant to provide certain general disclosure related to the possible tax treatment which is all dependent on a variety of factors, including, but not limited, to the type of investor involved and the holdings of such investor. We have revised the disclosure in the Registration Statement to make clear that no actual representations are being provided. In particular, we refer to page 18 of the Registration Statement, which states “There is no guidance directly on point on how the provisions of Section 351 of the Code apply in the case of a merger of corporations with no active business and only investment-type assets. Furthermore, there is absence of guidance directly on point as to whether Section 367 of the Code applies in connection with transactions involving a merger with a non-U.S. corporation, followed by a merger with a U.S. corporation. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take or sustain a position indicating the transaction qualifies as a tax free transaction under either section[,]” and page 84, which states “EACH HOLDER OF EDTECHX SECURITIES AND HOLDCO SECURITIES IS URGED TO CONSULT WITH ITS OWN TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGERS[.]” Furthermore, EdtechX has advised us that they believe the tax consequences of the transaction to its stockholders are not substantially material to such holder’s investment decision (as opposed to the materiality of tax consequences to a holder of a typical operating company) due to the fact that if an EdtechX stockholder has concerns with respect to the potential tax consequences to him of the transaction, such holder may exercise his right to seek conversion of his shares to cash from the EdtechX trust account and not become a company shareholder. Since no representation as to the tax treatment of the transaction is being given and the tax consequences in this transaction are not material to an investment decision of an EdtechX stockholder, we respectfully believe that an opinion is not required to be provided pursuant to Item 601(b)(8) of Regulation S-K.

February 12, 2020

Meten Executive Officer and Director Compensation

Summary Compensation Table, page 108

7.	We note officers of Meten received bonuses. Please provide a brief description of the bonus plan and the basis upon which such persons participate in the bonus plan. Please see Item 6.B. of Form 20-F

We have revised the disclosure on page 108 of the Registration Statement as requested.

Our Corporate and Shareholding Structure, page 149

8.	Due to the size of your print, your chart is difficult to read. While retaining your disclosure, please provide it in a more readable format. See Rule 420 of Regulation C.

We have sharpened the image of the chart on page 150 of the Registration Statement as requested.

Beneficial Ownership of Securities, page 205

9.	Please identify the natural persons with voting and/or dispositive power over the securities held by the non-natural persons listed in your ownership table.

We have revised the disclosure on pages 205 and 206 of the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

By:	/s/ Ning Zhang
Ning ZHANG
Partner

cc.
Mr. Siguang Peng, Chief Executive Officer, Meten International Education Group
Mr. Yupeng Guo, Vice President, Meten International Education Group
Mr. Ng Kwok Yin, Chief Financial Officer, Meten International Education Group
Mr. Benjamin Vedrenne-Cloquet, Chief Executive Officer of EdtechX Holdings Acquisition Corp.
Mr. Yile Gao, Morgan, Lewis & Bockius LLP
Mr. Jeffrey M. Gallant, Graubard Miller